Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Record Revenues and Operating
Income for Full Year 2014

- Strong Q4 With $22.8M Revenues & $6.2M Operating Income (Non-GAAP)
Returns Company to Growth Trajectory; Positioned for Faster-Than-Market Growth in 2015 -

KFAR SAVA, Israel, January 29, 2015 - Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2014.

Financial Results

Q4 2014: Revenues for the fourth quarter totalled $22.8 million, up 44% compared sequentially with $15.9 million for the third quarter of 2014. For the fourth quarter of 2013 revenues totalled $25.4 million.

On a GAAP basis, operating income for the quarter totalled $5.5 million, up 78% compared sequentially with $3.1 million for Q3 2014. Net income for the quarter totalled $4.7 million, or $0.65 per diluted share ($0.66 per basic share) up 88% compared sequentially with $2.5 million, or $0.34 per diluted share ($0.35 per basic share) for the third quarter of 2014. For the fourth quarter of 2013, net income was $6.7 million, or $0.91 per diluted share ($0.94 per basic share).

On a non-GAAP basis (as described and reconciled below), operating income for the quarter totalled $6.2 million, up 76% compared sequentially with $3.5 million for the third quarter of 2014. Net income for the period totalled $5.4 million, or $0.74 per diluted share ($0.75 per basic share), up 83% compared sequentially with $3.0 million, or $0.41 per basic and diluted share, in the third quarter of 2014. For the fourth quarter of 2013, non-GAAP net income totalled $6.8 million, or $0.94 per diluted share ($0.96 per basic share).

Full Year 2014: Revenues for 2014 increased to $75.6 million from $73.3 million in 2013.

On a GAAP basis, operating income for the year totalled $17.0 million compared with $17.6 million in 2013. Net income for the year totalled $14.6 million, or $2.00 per diluted share ($2.03 per basic share), compared with $17.1 million, or $2.36 per diluted share ($2.40 per basic share), in 2013.

On a non-GAAP basis (as described and reconciled below), operating income for the period totalled $18.7 million compared with $18.3 million in 2013. Net income for the year totalled $16.3 million, or $2.22 per diluted share ($2.26 per basic share), compared with $17.8 million, or $2.45 per diluted share ($2.50 per basic share), in 2013.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “The fourth quarter was a period of strong sales and strategic progress that we expect to continue into 2015, thereby returning us to our normal pattern of year-over-year, faster-than-market growth.

“The three large Design Wins that we reported during the period – two for our new Switched SETAC products and one for an External Bypass solution - demonstrate the continued power of our full range of innovative products to drive our results, attracting both new and existing customers. In addition, during the quarter we were very pleased to acquire Fiberblaze, a provider of high-performance application acceleration solutions. We plan to leverage its synergistic products and technologies to build and expand our presence in the data center, network monitoring, telecommunications, cyber security and ultra-low latency HFT markets.”

Mr. Orbach concluded, “In short, we believe that we have returned to our normal growth trajectory and are optimistic regarding the future. With favourable industry trends, a growing portfolio of unique products and 100+ customer base with a deep and growing need for our solutions, we continue to build out each of our growth engines and look forward to a strong 2015.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, January 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	December 31,	December 31,
	2014	2013

Assets

Current assets
Cash and cash equivalents	$17,890	$12,997
Short-term bank deposits	4,000	3,000
Marketable securities	15,167	14,871
Accounts receivables: Trade, net	18,831	14,866
Accounts receivables: Other	1,632	2,460
Inventories	25,449	28,778
Deferred tax assets	567	274
Total current assets	83,536	77,246

Marketable securities	20,358	24,370
Assets held for employees’ severance benefits	1,425	1,543
Deferred tax assets	346	439
Property, plant and equipment, net	2,458	1,479
Intangible assets, net	2,071	180
Goodwill	12,242	-

Total assets	$122,436	$105,257

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$8,236	$6,814
Other accounts payable and accrued expenses	5,783	5,134
Contingent consideration	4,728	-
Deferred tax liabilities	259	-

Total current liabilities	19,006	11,948

Liability for employees’ severance benefits	2,414	2,618
Deferred tax liabilities	284	-

Total liabilities	21,704	14,566

Shareholders' equity
Ordinary shares and additional paid-in capital	41,266	38,647
Treasury shares	(38)	(38)
Retained earnings	59,504	52,082
Total shareholders' equity	100,732	90,691

Total liabilities and shareholders' equity	$122,436	$105,257

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2014	2013	2014	2013
Sales	$22,834	$25,353	$75,622	$73,298
Cost of sales	13,407	15,267	44,835	43,865
Gross profit	9,427	10,086	30,787	29,433

Research and development expenses	1,768	1,571	6,480	5,465
Selling and marketing expenses	1,322	1,101	4,418	3,818
General and administrative expenses	885	709	2,843	2,572
Total operating expenses	3,975	3,381	13,741	11,855

Operating income	5,452	6,705	17,046	17,578

Financial income, net	93	124	263	404
Income before income taxes	5,545	6,829	17,309	17,982
Income taxes	823	164	2,704	905
Net income	$4,722	$6,665	$14,605	$17,077

Basic income per ordinary share (US$)	$0.66	$0.94	$2.03	$2.40

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,195	7,119	7,184	7,103

Diluted income per ordinary share (US$)	$0.65	$0.91	$2.00	$2.36

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,307	7,289	7,319	7,246

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2014	2013	2014	2013

GAAP gross profit	$9,427	$10,086	$30,787	$29,433
(1) Share-based compensation (*)	26	26	124	103
(2) Adjustment of inventory step up related to acquisition	40	-	40	-
Non-GAAP gross profit	$9,493	$10,112	$30,951	$29,536

GAAP operating income	$5,452	$6,705	$17,046	$17,578
Gross profit adjustments	66	26	164	103
(1) Share-based compensation (*)	340	140	1,142	565
(3) Acquisition-related expenses	217	-	217	-
(4) Amortization of acquired intangible assets	56	17	106	20
(5) Changes in the fair value of contingent consideration	45	-	45	-
Non-GAAP operating income	$6,176	$6,888	$18,720	$18,266

GAAP net income	$4,722	$6,665	$14,605	$17,077
Operating income adjustments	724	183	1,674	688
(6) Taxes on amortization of acquired intangible assets	(19)	-	(19)	-
Non-GAAP net income	$5,427	$6,848	$16,260	$17,765

GAAP net income	$4,722	$6,665	$14,605	$17,077
Adjustments for Non-GAAP cost of sales	66	26	164	103
Adjustments for Non-GAAP Research and development expenses	140	65	436	213
Adjustments for Non-GAAP Selling and marketing expenses	120	44	376	177
Adjustments for Non-GAAP General and administrative expenses	398	48	698	195
Adjustments for Non-GAAP Income taxes	(19)	-	(19)	-
Non-GAAP net income	$5,427	$6,848	$16,260	$17,765

GAAP basic income per ordinary share (US$)	$0.66	$0.94	$2.03	$2.40
(1) Share-based compensation (*)	0.05	0.02	0.18	0.10
(2-6) Acquisition-related adjustments	0.04	-	0.05	-
Non-GAAP basic income per ordinary share (US$)	$0.75	$0.96	$2.26	$2.50

GAAP diluted income per ordinary share (US$)	$0.65	$0.91	$2.00	$2.36
(1) Share-based compensation (*)	0.05	0.03	0.17	0.09
(2-6) Acquisition-related adjustments	0.04	-	0.05	-
Non-GAAP diluted income per ordinary share (US$)	$0.74	$0.94	$2.22	$2.45

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))